UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission File Number 001-12284
GOLDEN STAR RESOURCES LTD.
(Translation of registrant's name into English)

150 King Street West
Suite 1200
Toronto, Ontario
M5H 1J9, Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐    No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included in this report on Form 6-K are each hereby incorporated by reference in the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542 and 333-211926) and Form F-10, as may be amended from time to time (File No. 333-196906) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN STAR RESOURCES LTD.

Date: November 2, 2016
(signed) André van Niekerk
_______________________
André van Niekerk
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Management's Discussion and Analysis for the three and nine months ended September 30, 2016
99.2	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 and September 30, 2015
99.3	Form 52-109F2 - Certification of Interim Filing - CEO
99.4	Form 52-109F2 - Certification of Interim Filing - CFO